FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 ——	Name and Address of Company

Adira Energy Ltd. (the “Company”)
120 Adelaide Street West
Suite 1204
Toronto, ON
M5H 1T1

ITEM 2 ——	Date of Material Change

February 12, 2013

ITEM 3 ——	News Release

A news release was disseminated on February 13, 2013 through CNW Group Ltd.

ITEM 4 ——	Summary of Material Change

Mr. Sheldon Inwentash has resigned as a director of the Company.

ITEM 5 ——	Full Description of Material Change

The Board of Directors of the Company received and accepted the resignation of Mr. Sheldon Inwentash from the Board of Directors. The resignation will take effect immediately.

ITEM 6 ——	Reliance on Section 7.1(2) of National Instrument 51-102

N/A

ITEM 7 ——	Omitted Information

N/A

ITEM 8 ——	Executive Officer

For further information, please contact:
Alan Friedman, Executive Vice-President Corporate Development
(416) 250-1955

ITEM 9 ——	Date of Report

February 13, 2013